MONTHLY REPORT - August, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  18,981,706     24,726,590

   Change in unrealized gain (loss) on open          10,218,882      9,427,967
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.        154,370         77,945
         Treasury obligations

    Interest income                                     258,638      2,300,448

    Foreign exchange gain (loss) on margin               26,340        (31,078)
       deposits
                                                   ------------   ------------
Total: Income                                        29,639,936     36,501,872

Expenses:
   Brokerage commissions                              4,653,233     38,174,543

   Management fee                                        13,711         65,444

   20.0% New Trading Profit Share                        24,867         24,867

   Custody fees                                               0         82,386

   Administrative expense                               188,272      1,520,883
                                                   ------------   ------------
Total: Expenses                                       4,880,083     39,868,123

Net Income (Loss) - August, 2010                  $  24,759,853     (3,366,251)

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (696,670.727       $ 10,978,583     803,975,555    814,954,138
   units) at July 31, 2010
Addition of 3,018.714 units on                0       3,563,265      3,563,265
   August 1, 2010
Redemption of (9,641.378) units              (0)    (11,625,174)   (11,625,174)
   on August 31, 2010+
Net Income (Loss) - August, 2010        391,955      24,367,898     24,759,853
                                   -------------  -------------   ------------

Net Asset Value at August 31,
2010 (690,253.557 units inclusive
of 205.494 additional units)	   $ 11,370,538     820,281,544    831,652,082
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST August 2010 UPDATE

            August   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1     2.99%       (0.62)%      $   1,204.49   683,980.127  $ 823,845,161
Series 2     3.07%       (2.73)%*     $   1,243.23        71.686  $      89,122
Series 3     3.08%         1.88%      $   1,244.46     6,201.744  $   7,717,799

*Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 September 8, 2010


Dear Investor:

Our July report referred to the markets' schizophrenic swings in 2010 between "optimistic" risk seeking positions and "pessimistic" risk aversion positions. In July risk seeking was in vogue as equity markets rallied. August, however, took a sharp turn toward risk aversion. Weak economic and employment data, particularly in the U.S., increased concern about economic stagnation or even a double dip recession or deflation. U.S. and international equity markets declined, driving year-to-date returns into the red, and the rush to the presumed safety of government securities accelerated, driving interest rates to historically low levels. The upmove in government securities prices propelled the Trust's long positions and accounted for most of the month's profits. Currency and stock index futures trading generated small losses and commodity futures trading was about flat. August's results illustrate the potential of the Trust's investment strategy to provide useful portfolio diversification when equity markets face difficulties.

In the interest rate sector, significant profits were generated on long positions in German, British, U.S., Japanese, Canadian and Italian note and bond futures.

In the currency sector, a long position in the yen was profitable notwithstanding low interest rates and a slowing economy. Buying of yen and the U.S. dollar were risk aversion trades in August as money flowed out of high yield and export growth currencies. Long positions in the Canadian and New Zealand dollars, the Mexican peso and the Indian rupee were unprofitable.

The Trust held light positions in stock index futures. Small profits on short positions in Japanese indices were narrowly outweighed by small losses on long positions in German, Swedish and other Asian indices.

Against a backdrop of high inventories, energy prices sold off on economic weakness, particularly with concerns about demand from China. Profits on short positions in natural gas were narrowly outweighed by losses on crude oil, heating oil, gas oil and reformulated gasoline blendstock.

The risk aversion theme benefitted precious metals which were deemed a safe harbor from equities and paper currencies. Long positions in gold and silver were profitable. A flight from industrial metals might have been expected, but the Trust's mix of short and long positions had little portfolio impact.

There was activity in the agricultural markets - inventory problems in sugar and coffee and drought problems and export bans in wheat - but agricultural trading had virtually no impact overall on the portfolio. Long positions in wheat, cotton and live cattle were profitable while short positions in corn and soybean oil were unprofitable.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman